Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-227553-01

August 3, 2020

Mid-America Apartments, L.P.

$450,000,000 1.700% Senior Notes due 2031

Pricing Term Sheet

This pricing term sheet relates only to the securities described below and should be read together with Mid-America Apartments, L.P.’s preliminary prospectus supplement dated August 3, 2020 (the “preliminary prospectus supplement”) and the accompanying prospectus dated September 27, 2018 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Mid-America Apartments, L.P.

Security:	1.700% Senior Notes due 2031

Principal Amount:	$450,000,000 aggregate principal amount

Trade Date:	August 3, 2020

Settlement Date:	August 12, 2020 (T+7)

Maturity Date:	February 15, 2031

Interest Payment Dates:	Payable semi-annually on February 15 and August 15, commencing February 15, 2021

Coupon Rate:	1.700% per year, accruing from August 12, 2020

Price to Public:	99.465% of the principal amount, plus accrued interest, if any from the Settlement Date

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	100-21 / 0.556%

Spread to Benchmark Treasury:	+120 basis points

Yield to Maturity:	1.756%

Optional Redemption:	Prior to November 15, 2030, make-whole redemption at the Treasury Rate (as defined) plus 20 basis points (except as otherwise provided in the preliminary prospectus supplement) plus accrued and unpaid interest. On and after November 15, 2030 at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	59523UAS6 / US59523UAS69

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. Jefferies LLC J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	KeyBanc Capital Markets Inc. Mizuho Securities USA LLC Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp. Capital One Securities, Inc. FHN Financial Securities Corp. Fifth Third Securities, Inc. Regions Securities LLC TD Securities (USA) LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Jefferies LLC toll-free at 1-877-877-0696, J.P. Morgan Securities LLC collect at 1-212-834-4533 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.